CALIFORNIA COASTAL COMMUNITIES, INC.

6 Executive Circle, Suite 250

Irvine, California 92614

(949) 250-7700 • Fax (949) 261-6550

April 24, 2009

Via facsimile: (202) 772-9368

and EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Division of Corporation Finance - Mail Stop 7010

Re:                              Letter of April 9, 2009 - California Coastal Communities, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 26, 2009

File No. 0-17189

Dear Mr. Cash:

In response to your letter of April 9, 2009, regarding your review of the above referenced filing of California Coastal Communities, Inc., please note the following responses.  As applicable, the Company will include appropriate portions of each response in future filings as requested.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies and Estimates, page 57

Impairment of Long-Lived Assets, page 58

QUESTION 1:  To provide investors a better understanding of your impairment assessment relative to current market conditions, as well as allowing investors to better assess the likelihood of potential future impairments, please revise future filings to include the following for each period presented:

•                  A detailed discussion of how you determined that your Brightwater assets were not impaired;

•                  Specific and quantified disclosure of your critical assumptions and a sensitivity analysis of those assumptions;

•                  Quantitative information regarding any significant known trends;

•                  Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

RESPONSE:

On page 5 in “Item 1 — Business — Brightwater at Bolsa Chica” of the Company’s Form 10-K for the year ended December 31, 2008, the Company indicated that, “based on current sales price and cost projections, the various Brightwater products are currently expected to generate gross margins of approximately 25% to 35% due to our low carrying value in Brightwater,” and discussed other key facts about its Brightwater project.

In addition, the Company discussed its expectations for and the unique aspects of the Brightwater project in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 48 of its Form 10-K for the year ended December 31, 2008.

The Company will expand its disclosure in “Critical Accounting Policies and Estimates — Impairment of Long-Lived Assets” and, as applicable, its “Significant Accounting Policies — Impairment of Long-Lived Assets” and “Real Estate Inventories” footnotes in future filings to include the following discussion:

“We evaluated our Brightwater project for impairment as of December 31, 2008 and determined that no impairment was indicated based on our projection of the project’s future cash flows, including projected revenues, costs and gross margin.  We based our assumptions on our evaluation of projected prices while reflecting current marketing efforts, review of competitive home sales, characteristics of the Huntington Beach housing market, and current construction costs.  Our relatively lower book basis in Brightwater of $238 million as of December 31, 2008, is due in part to a fair value adjustment recorded in September 1997 under “Fresh Start” accounting.  Since 1997, we have recorded no impairment charges for the project, primarily due to the long holding period and significant increases in home prices since 1997, before the current challenging conditions and price depreciation of the past two years.

The most critical factors in our Brightwater analysis are projected home prices and direct construction costs, as they are affected by market factors such as home sale competition, the availability of financing for home purchases and competition for direct construction goods and services.  Since opening for sales at Brightwater in August 2007, we have reduced prices and offered sales incentives in response to the recent difficult conditions in the housing market. We have reflected these price reductions in our projections which reduced projected gross margins for the project from approximately 30-40% in 2007 to 25-35% as of December 2008.  Home prices and direct construction costs are the most critical factors in our impairment analysis and we estimate that a 1% change in prices or direct construction costs would change gross margin by approximately .75% and .25%, respectively. Due to their subjective and interrelated nature, we cannot meaningfully quantify the impact of potential changes for all of the factors considered in our impairment analysis. While there is risk that additional price reductions may be necessary, it appears unlikely that any future price reductions or direct construction cost increases would result in erosion of the entire positive cash flow that we are currently projecting and result in an impairment charge for the project. However, there can be no assurance in that regard because economic and housing market conditions may continue to worsen or other events beyond our control may occur which could result in a change in our assumptions.

In our analysis, we noted that the Brightwater project in Huntington Beach is in a mature housing market with very limited new home construction and a low supply of comparable resale homes with views or competitive features.  Further, Huntington Beach has recently ranked in the top 25% of housing performance in Orange County based on pricing, sales and foreclosures.  In January 2009, the City of Huntington Beach’s credit rating was raised, reflecting the city’s built-out nature and expected economic resilience of the city’s households.  Huntington Beach is in coastal Orange County which is the subject of two widely respected annual economic forecasts which expect a deceleration in median home price decline in 2009, decreased foreclosures in Orange County in the second half of 2009, and an increase in demand due to improved affordability.  Therefore, market data (including reports of decreasing supply of homes for sale in the Huntington Beach market) support our assumption that our Brightwater project in Huntington Beach will fare better than most surrounding Orange County communities and significantly better than projects in inland areas, resulting in a projected sales pace and home pricing during 2009 at levels relatively consistent with recent months and with reasonable expectations of price increases in future years given the limited supply of new homes along the coast of southern California.

In our impairment analysis of the Brightwater project, we also consider projected construction and related costs and the availability of mortgage financing for our potential homebuyers.  Recent subcontracting efforts have resulted in price reductions for direct costs of approximately 2% overall in the past year, a trend which is expected to have a positive effect on margins during 2009 and possibly beyond.  However, any savings experienced in the near future would likely be diminished in future years if home prices increase.  While mortgage financing for our homes is still challenging, 30-year jumbo mortgage rates have decreased from a national average high of 8.4% in October 2008 to 6.5% currently.  With the return of the conforming loan maximum to $729,750, a significant portion of our potential homebuyers are able to finance a substantial portion of their home purchase at historically low mortgage rates.”

Income Taxes, page 59

QUESTION 2:  Given your net losses in fiscal 2008 and 2007 as well as your disclosure on page 3 that the current depressed economic conditions could continue and perhaps worsen during 2009 and beyond, please revise your disclosure in future filings to include a more specific and comprehensive discussion regarding how you determined that your remaining deferred tax assets are realizable. In this regard, please quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies.

RESPONSE:

In addition to the disclosure provided in “Note 2 — Significant Accounting Policies — Income Taxes”, the Company provided the following disclosure regarding its assessment of its deferred tax assets in “Note 10 — Income Taxes” of its Form 10-K for the year ended December 31, 2008:

“The net deferred tax balance at December 31, 2008 and 2007 is primarily composed of federal NOLs. During 2008, the Company concluded it was not ‘‘more likely than not’’ that the Company would be able to generate sufficient taxable income in 2008, 2009, 2010 and 2011 to realize certain expiring federal NOLs and recorded valuation allowances of $23.2 million, including $700,000 for NOLs that expired in December 2008. The Company monitors the availability of real estate for development at economically viable prices, market conditions and other objectively verifiable economic factors affecting the Company’s operations, as well as other positive and negative factors that may arise in the future, as it assesses the need for additional valuation allowances against its deferred tax assets. The most critical uncertainties are whether the Company will be able to continue selling homes at its Brightwater project using currently projected sales prices and absorption rates in light of the continuing deterioration in the housing and credit markets and the timing of recognition of losses on inland properties.”

The Company will expand upon its disclosure in “Critical Accounting Policies and Estimates — Income Taxes” in future filings to discuss the following specific factors which were considered in the Company’s determination that it will be able to generate sufficient taxable income to realize its remaining deferred tax assets as follows:

“We reported operating losses in 2007 and 2008 primarily reflecting results from our inland projects which have suffered significant decreases in value.  These losses were partially offset by profits from home deliveries at our Brightwater project on the coast of Southern California.  The impairment losses on our inland projects are not deducted for tax purposes until realized. In 2009, we expect to continue to report profits from our Brightwater project, and approximately $20.8 million of pre-tax income from cancellation of indebtedness related to our Corona project for which we completed a deed-in-lieu transaction on March 31, 2009, conveying 134 lots of our Corona project to the lender in exchange for a $28.7 million reduction in the note obligation.  While we expect to report profitable operations for 2009, we expect to report a taxable loss due to tax losses recognized upon property disposition. These tax losses were previously recognized for financial statement purposes when impairment losses were recorded. The current year expected taxable loss includes the tax loss generated by the deed-in-lieu transaction (which included approximately 62% of our cumulative previously unrecognized taxable losses on inland projects) and losses expected to be generated from the disposition or foreclosure of our inland lots and homes in the cities of Corona, Lancaster and Beaumont which were the source of operational losses recognized in 2007 and 2008.  We delivered two additional inland homes during the first quarter of 2009, leaving a total of 16 homes and 115 lots on projects for which we have recorded loss reserves on a cumulative basis as of March 31, 2009.  The Company expects that a significant portion of the remaining expected taxable losses on its inland projects will be included in its full year 2009 results through home deliveries and possible additional lot conveyances or dispositions.  The disposition of the inland assets during 2009 is both an operational and tax strategy which the Company has successfully begun and will continue to execute.  Therefore, the Company reserved the approximately $3.8 million value of all of its NOL expiring in 2009.

Beginning in 2010, we expect that recognized tax losses resulting from deliveries of inland homes and lots will be significantly diminished or eliminated, leaving primarily Brightwater home deliveries to generate our operating and taxable results.  Therefore, in order to evaluate the recoverability of NOLs and other deferred tax assets in 2010 and 2011, we projected our taxable income reflecting the 2008 level of Brightwater home sales, without sales pace growth.  In addition, we evaluated expected prices based on our current marketing, expected product mix, review of competitive home sales, market conditions and other objectively verifiable economic factors affecting the Company’s operations, as well as other positive and negative factors.  The $238 million book value of Brightwater at December 31, 2008 is substantially less than its expected market value due to the project’s long holding period and a fair value adjustment recorded in September 1997 under “Fresh Start” accounting. We currently expect the various Brightwater products to generate gross margins of approximately 25% to 35%.  The project’s tax basis is approximately $32 million less than book value which will generate additional taxable income in excess of book income.  Based on our projections which reflect recently achieved operational levels, we reserved approximately $18.7 million for NOLs expiring in 2010 and 2011.

Continuing a taxable income projection based on our recent Brightwater operations, projected taxable income for years after 2011 is expected to allow utilization of remaining deferred tax assets, including NOLs that would begin to expire in 2017.  The evaluation of recovery of our deferred tax assets in 2010 and 2011 relies upon the accomplishment of certain tax planning strategies as discussed above.  We cannot be certain that all remaining unrecognized taxable losses on inland projects will occur as projected, or that operational levels for 2009 and beyond will be consistent with recent operations.  However, based upon our analysis, we believe that it is “more likely than not” that we will be able to utilize our remaining deferred tax assets based upon projected taxable income.”

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me regarding any further questions you may have.  I can be reached at (949) 250-7783.

Sincerely,

/s/ Sandra G. Sciutto
Sandra G. Sciutto
Senior Vice President and
Chief Financial Officer

cc:                                 Raymond J. Pacini, CEO and President

Rachid Chamtieh, Deloitte & Touche LLP

Gregory W. Preston, Corporate Law Solutions, P.C.